UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               FRESH BRANDS, INC.
                                (Name of Issuer)

                     Common Stock, $0.05 Par Value Per Share
                         (Title of Class of Securities)

                                   35803U 10 8
                                 (CUSIP Number)

                                 FRESHGROUP, LLC
                            Attn: Mr. Fred Chikovsky
                         1720 Harrison Street, 7th Floor
                               Hollywood, FL 33020
                                 (954) 920-4438

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 6, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with request to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  FRESHGROUP, LLC

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]           (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  Nevada

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         246,700

8.    Shared Voting Power       0

9.    Sole Dispositive Power    246,700

10.   Shared Dispositive Power  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

                  OO

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  DDM Management, Inc.

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]          (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  Florida

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         246,700

8.    Shared Voting Power       0

9.    Sole Dispositive Power    246,700

10.   Shared Dispositive Power  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

                  OO

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  Fred Chikovsky

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X] (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  U.S

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         0

8.    Shared Voting Power       246,700

9.    Sole Dispositive Power    0

10.   Shared Dispositive Power  246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person 246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

                  IN

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  Sara Chikovsky

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]        (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power 0

8.    Shared Voting Power 246,700

9.    Sole Dispositive Power 0

10.   Shared Dispositive Power 246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person         0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

                  IN

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  James Shapiro

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]               (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         0

8.    Shared Voting Power       246,700

9.    Sole Dispositive Power    0

10.   Shared Dispositive Power  246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     246,700

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.   Percent of Class Represented by Amount in Row (11) 5.0%

14.   Type of Reporting Person

                  IN

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  DDM OLDILTEX, L.P.

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]       (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  Nevada

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         0

8.    Shared Voting Power       246,700

9.    Sole Dispositive Power    0

10.   Shared Dispositive Power  246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person      0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

                  PN

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  Ronald E. Temkin

14.   Check the Appropriate Box if a Member of a Group

                  (a) [X]               (b) [ ]

15.   SEC Use Only

16.   Source of Funds

                  OO

17. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

18.   Citizenship or Place of Organization

                  U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

19.   Sole Voting Power         0

20.   Shared Voting Power       246,700

21.   Sole Dispositive Power    0

22.   Shared Dispositive Power  246,700

23.   Aggregate Amount Beneficially Owned by Each Reporting Person     0

24.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

25.   Percent of Class Represented by Amount in Row (11) 0%

26.   Type of Reporting Person

                  IN

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  Mark J. Temkin

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]               (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         0

8.    Shared Voting Power       246,700

9.    Sole Dispositive Power    0

10.   Shared Dispositive Power  246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person      0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

                  IN

                                  SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  Michael Langone

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]               (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         0

8.    Shared Voting Power       246,700

9.    Sole Dispositive Power    0

10.   Shared Dispositive Power  246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person      0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

                                       IN

                                                                    SCHEDULE 13D

CUSIP No.  35803U 10 8

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                  Jeremy Goldstein

2.    Check the Appropriate Box if a Member of a Group

                  (a) [X]               (b) [ ]

3.    SEC Use Only

4.    Source of Funds

                  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.    Citizenship or Place of Organization

                  U.S.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power         0

8.    Shared Voting Power       246,700

9.    Sole Dispositive Power    0

10.   Shared Dispositive Power  246,700

11.   Aggregate Amount Beneficially Owned by Each Reporting Person      0

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

13.   Percent of Class Represented by Amount in Row (11) 0%

14.   Type of Reporting Person

                                       IN

Item 4 is hereby amended as follows:

Item 4. Purpose of the Transaction.

On December 6, 2005, legal counsel to Fresh Group, LLC, one of the Reporting Persons included in the Schedule 13D to which this Amendment No. 1 pertains
("Fresh Group"), delivered a letter to the Company stating Fresh Group's opposition to the acquisition of the Company by Certified Holdings, Inc. at a price of $7.05 per share announced by the Company because, among other reasons, the transaction is not in the best interests of the Company's shareholders.

The letter also notified the Company that Fresh Group intends to explore and possibly pursue legal remedies to protect its interests in the Company and to seek further dialogue with the Company regarding this transaction.

In addition to the actions set forth in the letter, Fresh Group may also contact other shareholders or take other steps in opposition to the proposed transaction. Each additional Reporting Person may also explore legal remedies, conduct discussions with the Company or third parties and take additional steps in opposition to the transaction.

Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate additional plans or proposals with respect thereto.

Item 7.  Material to be Filed as Exhibits.

         EXHIBIT A - Joint Filing Agreement.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

      Date: December 7, 2005

                                        FRESHGROUP, LLC


                                        /s/ DDM Management, Inc.
                                        ----------------------------------------
                                        By:  DDM Management, Inc.
                                        Its: Manager


                                        /s/ Fred Chikovsky
                                        ----------------------------------------
                                        By:  Fred Chikovsky
                                        Its: President

                                        DDM MANAGEMENT, INC.


                                        /s/ Fred Chikovsky
                                        ----------------------------------------
                                        By: Fred Chikovsky
                                        Its:  President


/s/ Fred Chikovsky                          /s/ James Shapiro
------------------------------------        ------------------------------------
Fred Chikovsky                              James Shapiro


/s/ Sara Chikovsky                          /s/ DDM OLDILTEX, L.P.
------------------------------------        ------------------------------------
Sara Chikovsky                              DDM OLDILTEX, L.P.
                                            By: J. S. Worldwide, Investments,
                                                Inc., a Delaware corporation
                                            Its:  General Partner


/s/ Ronald E. Temkin                        /s/ James Shapiro
------------------------------------        ------------------------------------
Ronald E.  Temkin                           By:  James Shapiro
                                            Its:  President


/s/ Mark L. Temkin                          /s/ Jeremy Goldstein
------------------------------------        ------------------------------------
Mark J. Temkin                              Jeremy Goldstein


/s/ Michael Langone
------------------------------------
Michael Langone

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      The  undersigned  acknowledge  and agree that the  foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 7, 2005

                                        FRESHGROUP, LLC


                                        /s/ DDM Management, Inc.
                                        ----------------------------------------
                                        By:  DDM Management, Inc.
                                        Its: Manager


                                        /s/ Fred Chikovsky
                                        ----------------------------------------
                                        By:  Fred Chikovsky
                                        Its: President

                                        DDM MANAGEMENT, INC.


                                        /s/ Fred Chikovsky
                                        ----------------------------------------
                                        By: Fred Chikovsky
                                        Its:  President


/s/ Fred Chikovsky                          /s/ James Shapiro
------------------------------------        ------------------------------------
Fred Chikovsky                              James Shapiro


/s/ Sara Chikovsky                          /s/ DDM OLDILTEX, L.P.
------------------------------------        ------------------------------------
Sara Chikovsky                              DDM OLDILTEX, L.P.
                                            By: J. S. Worldwide, Investments,
                                                Inc., a Delaware corporation
                                            Its:  General Partner


/s/ Ronald E. Temkin                        /s/ James Shapiro
------------------------------------        ------------------------------------
Ronald E.  Temkin                           By:  James Shapiro
                                            Its:  President


/s/ Mark L. Temkin                          /s/ Jeremy Goldstein
------------------------------------        ------------------------------------
Mark J. Temkin                              Jeremy Goldstein


/s/ Michael Langone
------------------------------------
Michael Langone